SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



                                Telos Corporation
                                (Name of Issuer)


            12% Cumulative Exchangeable Redeemable Preferred Stock,
                           Par value $0.01 Per Share
                         (Title of Class of Securities)


                                   87969 B 200
                      (CUSIP Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                     Attention: Mr. Nelson Obus 212-760-0814
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212)-704-0100

                                  June 17, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

Check the following box if a fee is being paid with this Statement: (  )


                               (Page 1 of 6 Pages)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 87969 B 200                                          Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497




--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       WC    (SEE ITEM 3)


--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS (2)(d) or (e)                                     [ ]


--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OR ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7.   SOLE VOTING POWER
     SHARES            180,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.   SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9.   SOLE DISPOSITIVE POWER
      WITH             180,000
                  --------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       180,000 shares

--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.006%

--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*


       PN

--------------------------------------------------------------------------------

                              (Page 2 of 6 Pages)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 87969 B 200                                          Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON: Channel Partnership II, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3215653




--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       WC    (SEE ITEM 3)


--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS (2)(d) or (e)                                     [ ]


--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OR ORGANIZATION

       NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7.   SOLE VOTING POWER
     SHARES            13,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.   SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9.   SOLE DISPOSITIVE POWER
      WITH             13,500
                  --------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,500 shares

--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       .375

--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*


       PN

--------------------------------------------------------------------------------

                              (Page 3 of 6 Pages)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 87969 B 200                                          Page 4 of 6 Pages



--------------------------------------------------------------------------------
   1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable




--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       WC    (SEE ITEM 3)


--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS (2)(d) or (e)                                     [ ]


--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OR ORGANIZATION

       CAYMAN ISLANDS
--------------------------------------------------------------------------------
   NUMBER OF      7.   SOLE VOTING POWER
     SHARES            35,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.   SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9.   SOLE DISPOSITIVE POWER
      WITH             35,000
                  --------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       35,000 shares

--------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       .973%

--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*


       CO

--------------------------------------------------------------------------------

                              (Page 4 of 6 Pages)

     The sole purpose of this  amendment is to amend Item 4 of the  Statement on
Schedule 13D to read as follows:

Item 4.  Purposes of Transaction.

     Although the Partnership, Channel and the Fund acquired the Shares reported in Item 5 of this Statement for investment purposes, that purpose has now changed. On April 22, 1998, United States District Judge, T. S. Ellis, III of the United States District Court for the Eastern District of Virginia (Alexandria Division) issued an order granting the motion of Cede & Co. ("Cede") for summary judgment against the Issuer and a memorandum opinion explaining the result.

     Cede is the record holder for Value Partners, which (like the Partnership, Channel and the Fund), is the beneficial owner of the Issuer's 12% Cumulative Exchangeable Redeemable Preferred Stock. Cede sought a declaratory judgment that the holders of such Preferred Stock had the right, pursuant to the Issuer's charter, to elect two members of the Issuer's board of directors because the Issuer had failed to pay dividends for three consecutive semi-annual periods. In its order granting relief to Cede, the Court enjoined the Issuer from interfering with Cede's right to elect two directors and, in effect, ordered the parties to reach an agreement for that purpose.

     As Preferred Stockholders, the Partnership, Channel and the Fund intend to participate fully in the election process. In addition, the Partnership, Channel and the Fund intend to monitor carefully the activities of the Issuer's management, particularly their responsiveness to suggestions made by the directors who will be representing the Preferred Stockholders. The Partnership, Channel and the Fund intend to examine the management's business plans for the Issuer, and their compensation practices. In 1997, despite substantial dividend arrearages on the Preferred Stock the five principal executives of the Issuer paid themselves cash

                               (Page 5 of 6 Pages)
salaries and bonuses totaling more than $2.25 million and received stock options for 650,000 shares.

     Except as set forth above, neither the Partnership, Channel nor the Fund has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 19, 1998

                                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                                    By:  WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                    By:     S/Nelson Obus
                                            ----------------------------------
                                            Nelson Obus, Managing Member

                                    CHANNEL PARTNERSHIP II, L.P.

                                    By:     S/Nelson Obus
                                            ----------------------------------
                                            Nelson Obus, General Partner

                                    WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                            FUND, LTD.

                                    By:     Wynnefield Capital, Inc.

                                            S/Nelson Obus
                                            ----------------------------------
                                            Nelson Obus, President


                              (Page 6 of 6 Pages)